UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 1)1

Aviragen Therapeutics, Inc.

(Name of Issuer)

Common Stock, par value $0.10 per share

(Title of Class of Securities)

053761102

(CUSIP Number)

DIGIRAD Corporation 1048 Industrial Court Suwanee, Georgia 30024 (858) 726-1600	East Hill Management Company, LLC 70 Main Street, Suite 300 Peterborough, New Hampshire 03458 (603) 371-9032

ADAM W. FINERMAN, ESQ. OLSHAN FROME WOLOSKY LLP 1325 Avenue of the Americas New York, New York 10019 (212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

January 11, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 053761102

1	NAME OF REPORTING PERSON

Digirad Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%[1]
14	TYPE OF REPORTING PERSON

CO

1 Based on 38,649,237 shares of common stock of the Issuer outstanding as of November 3, 2017, as reported in the Issuer’s Form 10-Q for the quarter ended September 30, 2017, filed with the SEC on November 7, 2017.

2

CUSIP NO. 053761102

1	NAME OF REPORTING PERSON

East Hill Management Company, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,915,438
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,915,438
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,915,438
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.5%[2]
14	TYPE OF REPORTING PERSON

OO

2 Based on 38,649,237 shares of common stock of the Issuer outstanding as of November 3, 2017, as reported in the Issuer’s Form 10-Q for the quarter ended September 30, 2017, filed with the SEC on November 7, 2017.

3

CUSIP NO. 053761102

1	NAME OF REPORTING PERSON

Thomas M. Clay
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		3,195,106
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

3,195,106
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,195,106
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.3%[3]
14	TYPE OF REPORTING PERSON

IN

3 Based on 38,649,237 shares of common stock of the Issuer outstanding as of November 3, 2017, as reported in the Issuer’s Form 10-Q for the quarter ended September 30, 2017, filed with the SEC on November 7, 2017.

4

CUSIP NO. 053761102

1	NAME OF REPORTING PERSON

Philip R. Broenniman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

5

CUSIP NO. 053761102

1	NAME OF REPORTING PERSON

James C. Elbaor
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

6

CUSIP NO. 053761102

1	NAME OF REPORTING PERSON

Paul J. Evans
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

7

CUSIP NO. 053761102

1	NAME OF REPORTING PERSON

Ezra M. Gardner
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

8

CUSIP NO. 053761102

1	NAME OF REPORTING PERSON

Gus D. Halas
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

9

CUSIP NO. 053761102

1	NAME OF REPORTING PERSON

Brian J. Harper
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

10

CUSIP NO. 053761102

1	NAME OF REPORTING PERSON

Lee D. Keddie
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CANADA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

11

CUSIP NO. 053761102

1	NAME OF REPORTING PERSON

Jeffry R. Keyes
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

12

CUSIP NO. 053761102

1	NAME OF REPORTING PERSON

Shawn W. Kravetz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

13

CUSIP NO. 053761102

1	NAME OF REPORTING PERSON

Benjamin E. Large
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

14

CUSIP NO. 053761102

1	NAME OF REPORTING PERSON

Chad M. Nelson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

15

CUSIP NO. 053761102

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (the “Amendment No. 1”). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated to read as follows:

(a)       This statement is filed by:

(i)	Digirad Corporation, a Delaware corporation (“Digirad”), with respect to the Shares directly and beneficially owned by it;
(ii)	East Hill Management Company, LLC, a Delaware limited liability company (“EHM”), with respect to the Shares directly and beneficially owned by it and as investment manager of EHHF (as defined below) and the EHM Managed Accounts (as defined in Item 3);
(iii)	Thomas M. Clay, with respect the Shares directly and beneficially owned by him and as Manager of EHM and Trustee of the LTC Trust (as defined below);
(iv)	Philip R. Broenniman, as a nominee to the Board;
(v)	James C. Elbaor, as a nominee to the Board;
(vi)	Paul J. Evans, as a nominee to the Board;
(vii)	Ezra M. Gardner, as a nominee to the Board;
(viii)	Gus D. Halas, as a nominee to the Board;
(ix)	Brian J. Harper, as a nominee to the Board;
(x)	Lee D. Keddie, as a nominee to the Board;
(xi)	Jeffry R. Keyes, as a nominee to the Board;
(xii)	Shawn W. Kravetz, as a nominee to the Board;
(xiii)	Benjamin E. Large, as a nominee to the Board; and
(xiv)	Chad M. Nelson, as a nominee to the Board.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing and Solicitation Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

16

CUSIP NO. 053761102

EHM is the investment manager of East Hill Hedge Fund, LLC, a Delaware limited liability company (“EHHF”) and the EHM Managed Accounts, each of which directly owns Shares. Mr. Thomas M. Clay is the sole Manager of EHM. Each of EHHF and the EHM Managed Accounts has delegated to EHM the sole authority to vote and dispose of the securities held by them pursuant to an Investment Management Agreement. As a result, each of EHM and Thomas M. Clay may be deemed to beneficially own the Shares held by each of EHHF and the EHM Managed Accounts. Thomas M. Clay is a Trustee of the Landon T. Clay 2009 Revocable Trust (the “LTC Trust”), which directly owns Shares. As Trustee, Mr. Thomas M. Clay has been delegated sole authority to vote and dispose of the securities held in the LTC Trust. As a result, Mr. Thomas M. Clay may be deemed to beneficially own the Shares held by the LTC Trust.

(b)       The address of the principal office of Digirad is 1048 Industrial Court, Suwanee, Georgia 30024. The principal business address of EHM and Mr. Thomas M. Clay is c/o East Hill Management Company, LLC, 70 Main Street, Suite 300, Peterborough, New Hampshire 03458. The principal business address of Mr. Broenniman is c/o Varana Capital, LLC, 81 Prospect Street, Brooklyn, New York 11201. The principal business address of Mr. Elbaor is 222 W. Merchandise Mart Plaza #1212, Chicago, Illinois 60654. The principal business address of Mr. Evans is 633 N. Ironwood Dr., Arlington Heights, Illinois 60004. The principal business address of Mr. Gardner is c/o Varana Capital, LLC, 81 Prospect Street, Brooklyn, New York 11201. The principal business address of Mr. Halas is 38 Pheasant Run Place, Danville, California 94506. The principal business address of Mr. Harper is 6680 Gunpark Drive, Suite 202B, Boulder, Colorado 80301. The principal business address of Mr. Keddie is 8719 258th Avenue NE, Redmond, Washington 98053. The principal business address of Mr. Keyes is c/o Digirad Corporation, 1048 Industrial Court, Suwanee, Georgia 30024. The principal business address of Mr. Kravetz is One International Place, 14th Floor, Boston, Massachusetts 02110. The principal business address of Mr. Large is 304 S. Jones Blvd #3367, Las Vegas NV 89107. The principal business address of Mr. Nelson is c/o Invenire Capital, LLC, 90 Grove Street, Suite 206, Ridgefield, Connecticut 06877. The officers and directors of Digirad, and their principal occupations and business addresses are set forth on Schedule A and are incorporated by reference in this Item 2.

(c)       The principal business of Digirad is providing mobile healthcare solutions and medical equipment and services, including diagnostic imaging and patient monitoring, to hospitals, physician practices, and imaging centers throughout the U.S. The principal business of EHM is as a registered investment advisory firm which acts as investment manager to EHHF and the EHM Managed Accounts. The principal occupation of Mr. Thomas M. Clay is as a Vice President and sole Manager of EHM. Mr. Thomas M. Clay is also a Trustee of the LTC Trust, the President of LTC Corporation and a director and the chief executive officer of Golden Queen Mining Co. Ltd. (Toronto Stock Exchange: GQM), and chairman of ThromboGenics, NV (Euronext: THR). The principal occupation of Mr. Broenniman is as Portfolio Manager and Managing Partner for Varana Capital, LLC. The principal occupation of Mr. Elbaor is as a consulting advisor to Lucus Advisors LLC. The principal occupation of Mr. Evans is as the Interim Chief Executive Officer of Hill International, Inc. The principal occupation of Mr. Gardner is as Partner and Co-Founder of Varana Capital, LLC. The principal occupation of Mr. Halas is as a consultant to Central Garden & Pet Company, various private equity groups and a number of hedge funds. The principal occupation of Mr. Harper is as the founder and president of Harper Asset Management, LLC. The principal occupation of Mr. Keddie is as President & CEO of Value Creation Management Group LLC. The principal occupation of Mr. Keyes is as Chief Financial Officer and Corporate Secretary of Digirad. The principal occupatoin of Mr. Kravetz is as President and Chief Investment Officer of Esplanade Capital LLC. The principal occupation of Mr. Large is as the Managing Partner at Nutmeg Investments LLC. The principal occupation of Mr. Nelson is as the Managing Partner of Invenire Capital, LLC.

(d)       No Reporting Person, nor any person listed on Schedule A, annexed hereto, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

17

CUSIP NO. 053761102

(e)       Except as otherwise set forth on Schedule A, annexed hereto, no Reporting Person, nor any person listed on Schedule A, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Messrs. Clay, Broenniman, Elbaor, Evans, Gardner, Halas, Harper, Keyes, Kravetz, Large and Nelson is a citizen of the United States of America. Mr. Evans is also a citizen of Britain. Mr. Gardner is also a citizen of Israel. Mr. Keddie is a citizen of Canada. The citizenship of the persons listed on Schedule A is set forth therein.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On January 11, 2018, Digirad, on behalf of itself, EHM and Thomas M. Clay, delivered a letter to the Issuer nominating Philip R. Broenniman, James C. Elbaor, Paul J. Evans, Ezra M. Gardner, Gus D. Halas, Brian J. Harper, Lee D. Keddie, Jeffry R. Keyes, Shawn W. Kravetz, Benjamin E. Large and Chad M. Nelson (the “Nominees”) to the Board of Directors of the Issuer (the “Board”) at the next annual meeting of stockholders (the “Annual Meeting”).

On January 12, 2018, Digirad, on behalf of itself, EHM and Thomas M. Clay, filed a preliminary proxy statement with the SEC in connection with the Special Meeting of stockholders of the Issuer with respect to the proposed Merger between the Issuer and Vaxart Inc.

Item 5.	Interest in Securities of the Issuer.

Item 5(a)-(c) is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 38,649,237 Shares outstanding as of November 3, 2017, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 7, 2017.

A.	Digirad
(a)	As of the close of business on January 12, 2018, Digirad directly owned 1,000 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 1,000 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 1,000 4. Shared power to dispose or direct the disposition: 0

(c)	Digirad has not entered into any transactions in the Shares since the filing of the Schedule 13D.
18

CUSIP NO. 053761102

B.	EHM
(a)	As of the close of business on January 12, 2018, EHM directly owned 1,004 Shares. As the investment manager of EHHF and the EHM Managed Accounts, EHM may be deemed the beneficial owner of (i) the 1,779,646 Shares owned directly by EHHF and (ii) the 1,134,788 Shares held in the EHM Managed Accounts.

Percentage: Approximately 7.5%

(b)	1. Sole power to vote or direct vote: 2,915,438
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,915,438
4. Shared power to dispose or direct the disposition: 0

(c)	EHM has not entered into any transactions in the Shares since the filing of the Schedule 13D.
C.	Mr. Thomas M. Clay
(a)	As of the close of business on January 12, 2018, Mr. Thomas M. Clay directly owned 85,587 Shares. As the Manager of EHM and a Trustee of the LTC Trust, Mr. Thomas M. Clay may be deemed to be the beneficial owner of (i) the 1,779,646 Shares owned directly by EHHF, (ii) the 1,134,788 Shares held in the EHM Managed Accounts, (iii) the 1,004 Shares owned directly by EHM and (iv) the 194,081 Shares owned directly by the LTC Trust.

Percentage: Approximately 8.3%

(b)	1. Sole power to vote or direct vote: 3,195,106
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,195,106
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Thomas M. Clay has not entered into any transactions in the Shares since the filing of the Schedule 13D.
D.	Messrs. Broenniman, Elbaor, Evans, Gardner, Halas, Harper, Keddie, Keyes, Kravetz, Large and Nelson
(a)	As of the close of business on January 12, 2018, none of Messrs. Broenniman, Elbaor, Evans, Gardner, Halas, Harper, Keddie, Keyes, Kravetz, Large and Nelson beneficially owned any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 0

(c)	Messrs. Broenniman, Elbaor, Evans, Gardner, Halas, Harper, Keddie, Keyes, Kravetz, Large and Nelson have not entered into any transactions in the Shares during the last sixty (60) days.

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CUSIP NO. 053761102

The Reporting Persons, as members of a “group” for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons. As of the close of business on January 12, 2018, the aggregate beneficial ownership by the members of the group was 3,196,106 Shares, or approximately 8.3% of the outstanding Shares. Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
(e)	Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On January 11, 2018, the Reporting Persons entered into an Amended and Restated Joint Filing and Solicitation Agreement (the “Joint Filing and Solicitation Agreement”), in which, among other things, the Reporting Persons agreed to (a) the joint filing on behalf of each of them of statements on Schedule 13D, and any amendments thereto, with respect to the securities of the Issuer and (b) form a group (collectively, the “Concerned Aviragen Shareholders Group” or “CAS Group”) for the purposes of (i) seeking representation on the Board of Directors of the Issuer (the “Board”) at the next meeting of stockholders of the Issuer at which directors can be elected, (ii) for soliciting stockholder support for director nominations and any other proposal submitted by the CAS Group and (iii) for such other actions as the members of the CAS Group agree to take, including, but not limited to, soliciting stockholder support against the proposed merger between the Issuer and Vaxart, Inc., and for the purpose of taking all other action necessary to achieve the foregoing. Pursuant to the Joint Filing and Solicitation Agreement, the Reporting Persons agreed that (a) any director candidates to be nominated to the Board by the CAS Group shall be selected by mutual agreement, (ii) all strategic decisions regarding the actions taking by the CAS Group shall be decided by mutual agreement and (iii) Digirad alone shall have the right to pre-approve all expenses incurred in connection with the CAS Group’s activities and agrees to pay directly all such pre-approved expenses. Under the Joint Filing and Solicitation Agreement, East Hill agreed that it will not, and it will cause its affiliates not to, sell to the Issuer any shares of the Issuer beneficially owned by East Hill or its affiliates unless (i) East Hill reasonably believes that any large shareholder (beneficial owner of at least 3% of the outstanding shares) of the Issuer intends to sell, or has sold, any shares of the Issuer to the Issuer at a premium over the then current trading price of the shares of the Issuer, or (ii) East Hill reasonably believes that the CAS Group will be unsuccessful in its efforts to elect directors to the Board. In addition, the Reporting Persons agreed that if the CAS Group is successful in its nomination of directors to the Board, the CAS Group will seek reimbursement for (i) East Hill’s legal expenses relating to its previous efforts to effect change at the Issuer and (ii) the CAS Group’s and Digirad’s legal expenses relating to the CAS Group’s activities. The Joint Filing and Solicitation Agreement entered into on January 11, 2018 is substantially the same as the Joint Filing and Solicitation Agreement entered into by the Reporting Persons on December 29, 2017. The foregoing description of the Joint Filing and Solicitation Agreement is qualified in its entirety by reference to the Joint Filing and Solicitation Agreement, which is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

On January 11, 2018, each of the Nominees entered into a Joinder Agreement (the “Joinder Agreement”) to that certain Joint Filing and Solicitation Agreement, dated January 11, 2018, pursuant to which the Nominees agreed to be bound by the terms and conditions set forth therein, including, among other things, the joint filing on behalf of each party of statements on Schedule 13D, and any amendments thereto, with respect to the securities of the Issuer. The foregoing description of the Joinder Agreement is qualified in its entirety by reference to the Joinder Agreement, which is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

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CUSIP NO. 053761102

Pursuant to letter agreements, Digirad has agreed to indemnify each of the Nominees against claims arising from the Solicitation and any related transactions.  A form of the indemnification letter agreement is attached hereto as Exhibit 99.3 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1	Amended and Restated Joint Filing and Solicitation Agreement, dated January 11, 2018.
99.2	Joinder Agreement, dated January 11, 2018.
99.3	Form of Indemnification Agreement.
99.4	Power of Attorney.

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CUSIP NO. 053761102

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 16, 2018

Digirad Corporation

By:	/s/ Jeffry R. Keyes
	Name:	Jeffry R. Keyes
	Title:	Chief Financial Officer

EAST HILL MANAGEMENT COMPANY, LLC

By:	/s/ Thomas M. Clay
	Name:	Thomas M. Clay
	Title:	Manager

/s/ Thomas M. Clay
Thomas M. Clay

/s/ Jeffry R. Keyes
Jeffry R. Keyes, individually and as attorney-in-fact for Philip R. Broenniman, James C. Elbaor, Paul J. Evans, Ezra M. Gardner, Gus D. Halas, Brian J. Harper, Lee D. Keddie, Shawn W. Kravetz, Benjamin E. Large and Chad M. Nelson

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CUSIP NO. 053761102

SCHEDULE A

Directors and Officers of Digirad Corporation

Name and Position	Principal Occupation	Principal Business Address	Citizenship

Executive Officers
Matthew G. Molchan	President, Chief Executive Officer and Director of Digirad Corporation	c/o Digirad Corporation, 1048 Industrial Court, Suwanee, Georgia 30024	United States
Jeffry R. Keyes	Chief Financial Officer and Corporate Secretary of Digirad Corporation	c/o Digirad Corporation, 1048 Industrial Court, Suwanee, Georgia 30024	United States
Virgil J. Lott	President, Diagnostic Imaging division of Digirad Corporation	c/o Digirad Corporation, 1048 Industrial Court, Suwanee, Georgia 30024	United States
Martin B. Shirley	President, Digirad Imaging Solutions division of Digirad Corporation	c/o Digirad Corporation, 1048 Industrial Court, Suwanee, Georgia 30024	United States

Non-Employee Directors
John M. Climaco	Chief Executive Officer of CNS Pharmaceuticals Inc.	c/o Digirad Corporation, 1048 Industrial Court, Suwanee, Georgia 30024	United States
Charles M. Gillman	Executive Managing Director of the IDWR Multi-Family Office	c/o Digirad Corporation, 1048 Industrial Court, Suwanee, Georgia 30024	United States
Jeffrey E. Eberwein	Chairman of the Board of Digirad Corporation, Founder and Chief Executive Officer of Lone Star Value Management, LLC	c/o Lone Star Value Management, LLC 53 Forest Avenue, 1st Floor, Old Greenwich, Connecticut 06870	United States
Dimitrios J. Angelis	Executive Counsel of Life Sciences Law Group, Director of Digirad Corporation	c/o Digirad Corporation, 1048 Industrial Court, Suwanee, Georgia 30024	United States
John W. Sayward	Director of Digirad Corporation, Retired Partner of Nippon Heart Hospital LLC	c/o Digirad Corporation, 1048 Industrial Court, Suwanee, Georgia 30024	United States
Michael A. Cunnion	President and Chief Executive Officer of Remedy Health Media, Director of Digirad Corporation	c/o Remedy Health Media, 750 Third Avenue, 6th Floor, New York, New York 10017	United States

CUSIP NO. 053761102

Lone Star Value Management, LLC, Mr. Eberwein and Mr. Gillman are each subject to a Securities and Exchange Commission (“SEC”) administrative order, dated February 14, 2017 (Securities Exchange Act Release No. 80038), relating to alleged violations of Section 13(d) of the Securities Exchange Act of 1934 (the “Exchange Act”) and the rules promulgated thereunder, including failing to disclose the members of a stockholder group, and further allegations that Messrs. Eberwein and Gillman violated Section 16(a) of the Exchange Act and the rules promulgated thereunder, including failing to timely file initial statements of beneficial ownership on Form 3 and changes thereto on Form 4. Without admitting or denying any violations, (i) Lone Star Value Management agreed to cease and desist from committing or causing any violations of Section 13(d) of the Exchange Act and Rules 13d-1 and 13d-2 promulgated thereunder, and paid a civil penalty of $120,000 to the SEC and (ii) Messrs. Eberwein and Gillman agreed to cease and desist from committing or causing any violations of (x) Section 13(d) of the Exchange Act and Rules 13d-1 and 13d-2 promulgated thereunder and (y) Section 16(a) of the Exchange Act and Rules 16a-2 and 16a-3 promulgated thereunder, and each paid a civil penalty to the SEC in the respective amounts of $90,000 and $30,000.